UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CARDIO VASCULAR MEDICAL DEVICE CORP.
(Name of Company)

Common Stock
(Title of Class of Securities)

14160P 101
(CUSIP Number)

 Thomas DiCicco
167 Constantine Way
Mount Sinai, NY 11766
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Securities Exchange Act (the “Act”) but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP NO. 14160P 101
1	NAME OF REPORTING PERSON Thomas Dicicco
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 125,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 125,000,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.8%
14	TYPE OF REPORTING PERSON* IN

Item 1. Security and Company.

This statement on Schedule 13D (this "Statement") relates to shares of the common stock, par value $.001 per share (the "Common Stock") of Cardio Vascular Medical Device Corp, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 101 Plaza Real South, Suite 201 South, Boca Raton, Florida 33432.

Item 2. Identity and Background.

(a) – (c) This statement is being filed by Thomas DiCicco (the "Reporting Person"). The address and principal place of business of the Reporting Person is 167 Constantine Way, Mount Sinai, NY 11766. We intend to engage in the pursuit and development of patented and non-patented technologies involving medical devices, and/or other devices or applications that involve, advanced imaging technology, signal processing, and image processing.

(d) – (e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanor) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is a US citizen.

Item 3. Source and Amount of Funds and Other Consideration.

Item 4. Purpose of Transaction

The Reporting Person acquired beneficial ownership of the Purchased Shares described in Item 3 herein for investment purposes.

Depending upon the prevailing market conditions, other investment opportunities available to the Reporting Person, the availability of the shares of Common Stock at prices that would make the purchase of additional shares of Common Stock desirable and other investment considerations, the Reporting Person may endeavor to increase its position in the Issuer through, among other things, the purchase of shares of Common Stock on the open market, or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem available. The Reporting Person reserves the right to dispose of any or all of its shares of the Common Stock in the open market, or otherwise, at any time and from time to time and to engage in any hedging or similar transaction.

The Reporting Person intends to review its investment in the Issuer on a continuing basis and may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer, one or more members of the Board or the Issuer and/or one or more other representatives of the Issuer concerning the business operations and future plans of the Issuer.

Except as set forth in this statement or such as would occur upon completion of any of the actions discussed above, the Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate and adopt plans or proposals with respect thereto subject to compliance with applicable regulatory requirements.

Item 5. Interest in Securities of the Company.

(a) - (b) On the filing date of this statement, the Reporting Person beneficially owned 125,000,000 shares of Common Stock, representing in the aggregate approximately, 62.8% of the Issuer's outstanding shares of Common Stock (based upon 198,900,000 shares of Common Stock issued and outstanding as of the filing date of this Statement).

(c) Except as set forth in this Statement, the Reporting Person has not effected any transaction in the shares of the Common Stock during the past sixty (60) days.

(d) Except for the Reporting Person, no person is known by the Reporting Person to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

To the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

Item 7. Materials to be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: May 17, 2011	By:	/s/ Thomas DiCicco
Name: Thomas DiCicco